Exhibit 4.10

DATAJUNGLE LTD.

SECURED PROMISSORY NOTE

December 22, 2006

For value received, DataJungle Ltd. (hereinafter referred to as the “Borrower”) promises to pay to the order of Phillip Zrymiak (hereinafter referred to as the “Lender”) in the City of Ottawa, Ontario or at such other place as the Holder hereof may, from time to time designated in writing, the sum of one hundred thousand dollars ($100,000.00 CAD) (collectively the “Loan”) made by the Lender to the Borrower, in legal and lawful money of Canada, with interest on the principal outstanding from time to time until paid, both before and after maturity, at the rate of twelve percent (12%) per annum.

The principal and interest of this Note is due and payable on June 30, 2007 unless otherwise due earlier hereunder and is advanced to Borrower under the following conditions:

a.

The Loan together with any other obligations owing to Lender in accordance with this Loan is secured by and repayable from receipt by Borrower of ninety thousand dollars ($90,000.00) owing to Borrower by the Province of Ontario on account of any tax refunds owing, investment tax credits due, scientific research and experimental development credits payable or any other such claim paid by the Province of Ontario for Borrower’s years ended June 30, 2004 and June 30, 2005.

b.

The Borrower has executed and delivered a copy of the attached Assignment of Provincial Crown Debts to the Lender and agrees to take any action as reasonably requested by Lender to effectuate said Assignment.

c.

The Borrower agrees to pay a set-up fee of ten thousand dollars ($10,000.00) to the Lender in consideration for services rendered arranging this Loan, and deducted from the loan proceeds.

The Borrower may pay all or part of any of principal and/or interest, before maturity at any time without penalty or bonus and any subsequent interest shall be calculated only on any remaining outstanding balance.

In the event this Note, or any part hereof, is collected through Bankruptcy or other judicial proceedings by an attorney or is placed in the hands of an attorney for collection after maturity, then the Borrower agrees and promises to pay a reasonable attorney’s fee for collection.

The Borrower expressly requires notice of all demands for payment, presentation for payment, protest and notice of protest, as to this Note but the Lender, payee or other Holder of this Note may at any time, from time to time and upon notice in writing to the Borrower, extend the terms of payment or date of maturity hereof.

This Note may be assigned to another party (“Holder”), pledged or hypothecated by the Lender or any Holder upon notice to the Borrower and is made without recourse to any director, officer or employee of the Borrower.

Any notice, demand or request relating to any matter set forth in this Note shall be given in writing.

This Note shall be governed by and construed in accordance with the laws of the Province of Ontario, Canada.

IN WITNESS WHEREOF, DataJungle Ltd. has caused this Note to be duly executed on its behalf by its officers duly authorized thereunto.

DataJungle Ltd.

Per: /s/ Edward Munden

      Edward Munden

      President & Chief Executive Officer

Per: /s/ Larry Bruce

      Larry Bruce

      Chief Financial Officer